EX99_1

MATERIAL FACT

SUZANO S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

São Paulo, August 2, 2023 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), in compliance with CVM Instruction 44, of August 23, 2021, and CVM Instruction 480, of December 7, 2009 (“CVM Instruction 480/09”), as amended, complementing the Material Fact notices dated October 28, 2021, November 5, 2021 and April 27, 2023 and in line with corporate governance best practices, hereby informs the following about the expected operational startup of the Cerrado Project, which consists of the construction of a new pulp plant in the municipality of Ribas do Rio Pardo in Mato Grosso do Sul (“Cerrado Project”):

Considering the progress of construction works and, consequently, the better visibility of their development, the Company announces that the operational startup is expected by June 2024.

The Company also informs through this Material Fact notice that other information and estimates disclosed about the Cerrado Project remain valid and unchanged.

By disclosing the information contained in this Material Fact notice, the Company reaffirms its commitment to transparency with its shareholders, investors and the market and will keep them adequately informed of any significant change that may occur.

The estimates shown here merely reflect the current estimates or expectations of the Company's management, are subject to risks and uncertainties, and in no way constitute a promise of performance. These estimates represent forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.

The terms "anticipates", "believes", "expects", "foresees", "intends", "plans", "projects", "aims", "shall" and other similar terms are aimed identifying such forecasts, which evidently involve risks or uncertainties that may or not be foreseen by the Company. Information on business prospects, projections and financial targets constitutes mere forecasts based on management's current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions and on the economic scenario in Brazil and the countries where the Company operates and the sectors in which it operates. Any change in the perception or the factors described above could cause actual results to differ from the estimates presented here.

São Paulo, August 2, 2023.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer